BresaGen

05010711

1
ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Friday, 19 August 2005
SUBJECT:	ASX Announcement
PAGES (inc. cover)	5

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which were released by the Australian Stock Exchange –

1. Form 603 – Notice of initial substantial holder, dated 17 August, 2005.

2 Form 604 -Notice of change of interests of substantial holder, dated 17 August, 2005.

Yours sincerely
Irene Thompson

For

Trudy Fenton
Corporate Administrator

PROCESSED
AUG 25 2005
THOMSON FINANCIAL

If there are any problems with this transmission, call 08 8234 2660

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme BRESAGEN LIMITED

ACN/ARSN 007 988 767

1. Details of substantial holder (1)

Name PARAGON EQUITY LIMITED

ACN/ARSN (if applicable) 096 576 439

The holder became a substantial holder on 16 /08 /05

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	13,915,000	13,915,000	10%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Paragon Equity Ltd	Direct interest	13,915,000 Ordinary

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Paragon Equity Ltd	Paragon Equity Ltd	Paragon Equity Ltd	13915000 Ord

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Paragon Equity Ltd	16/8/05	$500,000		10000000 Ord
Paragon Equity Ltd	16/8/05	$352,350		3915000 Ord

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Paraon Equity Ltd	Level 17, Santos House, 91 King William Street
	Adelaide SA 5000

Signature

print name R B MOLLISON capacity DIRECTOR

sign here date 17 / 08 / 05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement, and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	BresaGen Ltd
ACN/ARSN	ACN 007 986 767

1. Details of substantial holder (1)

Name	CBio Limited
ACN/ARSN (If applicable)	ACN 094 730 417

There was a change in the interests of the substantial holder on	17/08/2005
The previous notice was given to the company on	05/08/2005
The previous notice was dated	05/08/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	55,472,994	44.3%	55,472,994	39.9%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	CBio Ltd	interest diluted by the issue of shares by BresaGen Ltd			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
CBio Ltd	CBio Ltd	CBio Ltd	Direct interest	Ord 55,472,994	55,472,994

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CBio ACN 094 730 417	85 Brandl Street,Eight Mile Plains QLD 4113, Australia

Signature

print name Bryan Dulhunty capacity Company Secretary

sign here date 17/08/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

BresaGen

1
ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Wednesday, 17 August 2005
SUBJECT:	ASX Announcement
PAGES (inc. cover)	9

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which was released by the Australian Stock Exchange today –

1. Appendix 3B – New issue announcement, application for quotation of additional securities and agreement dated 17 August, 2005.

SUPPL

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

If there are any problems with this transmission, call 08 8234 2660

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2001, 1/1/2003.

Name of entity

BresaGen Limited

ABN

60 007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Convertible Note Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**Convertible Note:** 5 $100,000 convertible Notes. Maximum number of securities that can be issued per note is 2,000,000 **Ordinary shares:** 10,000,000 on conversion of the above mentioned convertible notes plus an additional 3,915,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Convertible Note:** Exercise price; the higher of 5 cents or the rolling 3 month VWAP prior to conversion on ASX discounted by 20% conversion factor. Maturity date 13 October 2009. The issue of these Convertible Notes were approved by shareholders at a meeting held on 24 May 2005 **Ordinary Shares:** Conversion of the above mentioned 5 convertible notes into shares. All shares issued have the same terms as existing ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an *existing* +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - Yes	
5	Issue price or consideration	10,000,000 shares on conversion of 5 $100,000 convertible notes - 5 cents per share 3,915,000 ordinary shares at 10% discount to the 5 day VWAP - 9 cents per share	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Total proceeds of $852,350 [convertible notes and there conversion ($500,000) and placement of 3,915,000 shares at 9 cents ($352,350)] will be used for operating working capital	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 August 2005	
		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	139,136,557	Ordinary Shares
		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Refer attachment 1	Options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There are currently no plans to pay a dividend.	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) √ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	13,915,000
39	Class of +securities for which quotation is sought	Ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Conversion of Convertible Notes – 10,000,000 ordinary shares
Placement of ordinary shares – 3,915,000

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
139,136,557	Ordinary Shares

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed
(Company Secretary)

Date: 17 August 2005

Print name: Bryan Dulhunty
(Company Secretary)

== == == == ==

Addendum 1 – BresaGen Limited Appendix 3B 17 August 2005

Options on issued as at 17 August 2005

Employee Share Option Plan

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
303,334	$1.00	18 Oct 2009	303,334	-
7,500	$1.50	19 May, 2010	7,500	-
132,500	$1.50	10 Oct, 2010	132,500	-
25,000	$1.50	18 May 2011	25,000	-
20,316	$1.01	30 June 2012	20,316	-
4,034,000	$0.10	2010-2011	1,233,333	2,800,667
4,522,650			1,721,983	2,800,667

CytoGenesis & Management Options

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
926,250	$1.50	8 November 2005	-	926,250. (i)
926,250	$1.50	8 November 2005	-	926,250. (ii)
997,500	$3.00	8 November 2005	-	997,500 (iii)
2,850,000				2,850,000

(i) Options vest when share price exceeds $2.00 for 5 consecutive days
(ii) Options vest when share price exceeds $2.50 for 5 consecutive days
(iii) Options vest when share price exceeds $3.00 for 5 consecutive days

Other Options

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
100,000	$0.30	8 May 2008	66,667	33,334 (i)
50,000	$0.31	26 August 2008	50,000	-
25,000	$1.48	29 Nov 2009	25,000	-
25,000	$0.2725	30 May 2013	25,000	-
200,000			166,667	33,334

(i) Vesting date 8 May 2006

Options issued to Directors and senior executives

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
4,500,000	$0.12	16 Dec 2009	4,500,000	-
5,000,000	$0.12	30 May 2010	5,000,000	-